Gores Metropoulos, Inc.

9800 Wilshire Blvd.

Beverly Hills, CA 90212

October 20, 2020

VIA EDGAR

Sherry Haywood

CF Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Withdrawal of Acceleration Request of Gores Metropoulos, Inc.

Registration Statement on Form S-4 filed on September 14, 2020, as amended by

Amendment No. 1 filed on October 19, 2020 (the “Registration Statement”)

(File No. 333-248794)

Dear Ms. Haywood:

Reference is made to our letter, filed as correspondence via EDGAR on October 19, 2020, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, October 22, 2020, at 4:00 p.m. Washington, D.C. time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Thank you for your assistance. If you should have any questions, please contact James R. Griffin of Weil, Gotshal & Manges LLP, counsel to the registrant, by telephone at (214) 746-7779.

Very truly yours,
Gores Metropoulos, Inc.

By:	/s/ Dean Metropoulos
Name:	Dean Metropoulos
Title:	Chairman of the Board of Directors

Cc:	Via E-Mail

Andrew McBride

James R. Griffin, Esq.

Kyle C. Krpata, Esq.

Albert Vanderlaan, Esq.

Daniel Kim, Esq.